

Mail Stop 4561

August 7, 2008

Marian Munz, Chief Executive Officer
Media Sentiment, Inc.
825 Van Ness Ave.
Suite 406-407, 4th Floor
San Francisco, CA 94109

> **Re: Media Sentiment, Inc.**
> **Amendment No. 7 on Form S-1**
> **Filed July 9, 2008**
> **File No. 333-144101**

Dear Mr. Munz:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Audited Financial Statements as of December 31, 2007

Report of Independent Registered Public Accounting Firm, page F-1

1. We have reviewed your response to comment four and your inclusion of the other audit report for your financial statements for the year ended December 31, 2006. The audit report date and the lack of an explanatory paragraph regarding a going concern are inconsistent with the audit report references in your current audit report dated March 28, 2008 and audit reports that have been included in previous amendments of your S-1. Please clarify or revise to include the appropriate audit report.

Marian Munz, Chief Executive Officer
Media Sentiment, Inc.
August 7, 2008
Page 2
<u>Exhibit 23.2</u>

2. The date of the audit report referenced in the consent is inconsistent with the audit
    report date on the opinion included on page F-2. Please clarify or revise
    accordingly.

* * * *

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the
registration statement as a confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

Any questions regarding the financial statements may be directed to Wilson Lee
at (202) 551-3468, or Jorge Bonilla, Senior Staff Accountant, at (202) 551-3414.
Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or
the undersigned at (202) 551-3852.

Sincerely,

Michael McTiernan
Special Counsel

cc: Kyleen Kane
        Fax No. 702-944-7100